Exhibit 99.2

Recent Transactions
Reporting Person	Security	Transaction	Date	No. Shares	Price Per Share
BBH*	Class S Units of Beneficial Interest	Purchase	9/15/2026	121,010.64	$11.28
BBH*	Class S Units of Beneficial Interest	Purchase	9/16/2026	85,549.65	$11.28
BBH*	Class S Units of Beneficial Interest	Purchase	9/17/2026	87,378.21	$11.29

* On behalf of Client Accounts